CENTRAL MINERA CORP.
(a Development Stage Company)
P.O. Box 93038, Caulfeild Village R.P.O.
West Vancouver, British Columbia, V7W 3G4
(604) 687-6191 (604) 648-8341 fax

MANAGEMENT DISCUSSION AND ANALYSIS
Dated October 29, 2004

The following discussion of the results of operations of the Company for the last fiscal year ending June 30, 2004, should be read in conjunction with the Company’s Audited Financial Statements and accompanying notes.

Overall Performance

The Company is engaged in the business of resource exploration. Currently the Company has an indirect interest in only one property. The Company has no history of earnings or cash flow from operations.

Selected Annual Information

The following information is derived from the Company’s financial statements for each of the three most recently completed financial years:

	June 30, 2004	June 30, 2003	June 30, 2002

Net Sales or Total Revenue	70	118,245	33,455

Income or (Loss) before discontinued or extraordinary items - total	(137,273)	(185,888)	(202,622)
- per share undiluted	(0.01)	(0.01)	(0.01)
- per share diluted	(0.01)	(0.01)	(0.01)
Total Income or (Loss) - total	(137,273)	(185,888)	(202,622)
- per share undiluted	(0.01)	(0.01)	(0.01)
- per share diluted	(0.01)	(0.01)	(0.01)
Total Assets	175,990	95,336	196,370

Total Long-term financial liabilities	nil	nil	nil

Cash dividends declared per share	nil	nil	nil

Shareholders’ Equity	154,438	71,127	101,331

Results of Operations

The following discussion should be read in conjunction with the Financial Statements and Notes thereto included elsewhere herein. The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). There principles, as applied to the Company, differ in some respects from those generally accepted in the United States (“U.S. GAAP”). For a comparison of the difference between Canadian GAAP and U.S. GAAP, see Note 14 to the Financial Statements of the Company. All dollar amounts herein are expressed as US dollars unless otherwise indicated.

The Company is a development stage company engaged in the business of mineral exploration and, if warranted, the development of precious metal properties. Currently the Company has an indirect interest in only one property. The Company has no history of earnings or cash flow from operations. Historically, the only source of funds availably to the Company is through (i) the sale of its equity shares or (ii) borrowings. Even is the results of future exploration programs are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercial deposit may exist on any of its properties. There is no assurance that funds will be available for operations.

Fiscal 2004 compared to Fiscal 2003

During the year ending June 30, 2004 (“Fiscal 2004”), the Company incurred a loss of $137,273 compared with a loss of $185,888 for the year ending June 30, 2003 (“Fiscal 2003”). The Company incurred administrative expenses of $130,159 in Fiscal 2004 as compared with $301,313 in Fiscal 2003. Reduction in administrative expenses are largely due to the settlement of a law suit against former management which has resulted in legal expenses of $8,202 in Fiscal 2004 compared with legal expenses of $129,860 in Fiscal 2003.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters.

Quarter Ending	Revenue		Net Earnings (Loss)

		$	Per Share	Diluted per share

June 30, 2004		(41,455)	(0.01)	(0.01)

March 31, 2004		(26,889)	(0.01)	(0.01)

December 31, 2003		(41,464)	(0.01)	(0.01)

September 30, 2003		(27,465)	(0.01)	(0.01)

June 30, 2003		(59,422)	(0.01)	(0.01)

March 31, 2003		(76,355)	(0.01)	(0.01)

December 31, 2002		(19,469)	(0.01)	(0.01)

September 30, 2002		(30,642)	(0.01)	(0.01)

Liquidity

On June 30, 2004 the Company had working capital of $153,000 as compared to working capital of $69,000 at June 30, 2003. As none of the Company’s mineral properties have advanced to the commercial production stage and it has no history of earnings or cash flow from operations, the Company relies on the sale of its equity shares for its source of funds.

The Company completed a private placement of 1,200,000 Units at a price of $0.05 per Unit for gross proceeds of $60,000 on February 14, 2004. Each Unit consists of one Subordinate Voting Share in the capital of Central Minera Corp. and one warrant entitling the holder to acquire one additional Subordinate Voting Share at a price of $0.10 until February 13, 2006.

In addition, 3,211,670 warrants were exercised prior to their expiry date of May 30, 2004 for gross proceeds of $160,584. 1,605,835 Subordinate Voting Shares were issued to the holders under the terms of the warrants. 2,791,670 warrants expired without being exercised.

The Company has been successful in the past in acquiring capital through sales of its equity shares. There is no assurance that these sources will continue to be available in the future.

Transactions with Related Parties

The Company paid consulting fees in the amount of Cdn $90,000 to First Fiscal Management Ltd., a company controlled by Michael Cytrynbaum.

Fourth Quarter

During the Fourth Quarter 3,211,670 warrants were exercised for gross proceeds of $160,584. 1,605,835 Subordinate Voting Shares were issued to the holders under the terms of the warrants. 2,791,670 warrants expired without being exercised.

Disclosure of Outstanding Share Data

The Company’s authorized share capital consists of 3,000,000 Variable Multiple Voting Shares and unlimited Subordinate Voting Shares. Of these, as at June 30, 2004 the following were issued and outstanding:

24,969,517 3,000,000	Subordinate Voting Shares Variable Multiple Voting Shares

As at June 30, 2004 there were 5,166,114 warrants outstanding. On July 31, 2004, 3,000,000 of these warrants expired without being exercised. Of the remaining warrants, 966,114 expire on June 5, 2005 and 1,200,000 expire on February 13, 2006. All warrants are exercisable at $0.10 per share.

As at June 30, 2004 there were 1,625,000 options outstanding. Of these, 300,000 options expire on December 31, 2004 and 1,325,000 expire on December 31, 2005. All options are exercisable at $0.20 per share.

Approval

The Board of Directors of the Company has approved the disclosure contained in this Annual Management Discussion and Analysis. A copy of this Annual Management Discussion and Analysis will be provided to anyone who requests it.

Additional Information

Additional information relating to the Company in on SEDAR at www.sedar.com.